

January 10, 2012

<u>Via E-mail</u>
Theresa A. Balog
Vice President and Corporate Controller
VWR Funding, Inc.
100 Matsonford Road
Radnor, PA 19087

      Re: VWR Funding, Inc.
              Form 10-K for the year ended December 31, 2010
              Filed February 25, 2011
              File No. 333-124100

Dear Ms. Balog:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Pamela Howell
              for

              John Reynolds
              Assistant Director